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                                                                    EXHIBIT 20.1


                          INTERNATIONAL ABSORBENTS INC.
            "PRODUCTS AND TECHNOLOGY FOR THE GOOD OF THE ENVIRONMENT"



April 9, 2001


Dear Shareholder:



RE:     INTERNATIONAL ABSORBENTS INC.
        SHARE CONSOLIDATION
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Pursuant to the extraordinary meeting held on December 20, 2000, the shareholders of the Company approved and ratified the reverse stock split authorizing the Board of Directors the authority to enact a consolidation, as presented in the Proxy Statement.

Pursuant to a Board of Directors Meeting held on March 23, 2001, the Directors of the Company approved a resolution to effect an amendment to the Company's Memorandum. Effective April 9, 2001, each four (4) shares of common stock ("old shares") would be consolidated in one (1) new share ("new share") of common stock. The Company will not issue fractional shares. Any fractional shares that are caused as a result of the consolidation will be rounded down to the nearest whole share. Any fractional shares will be cancelled and no compensation will be paid or payable. The consolidation will affect all shareholders alike. The relative rights, preferences and qualifications of the new shares will be identical to the old shares.

We are enclosing our form "Letter of Transmittal". This form is used to transfer your current value of shares into the new value. Please complete the form and surrender your certificate by registered mail to our transfer agent Pacific Corporate Trust. We would like to bring to your attention that if you wish to register your new certificate in a name other than what is shown on the face of your surrendered certificate, it must be properly endorsed, as explained in item 1 of the explanatory notes.

Sincerely,

INTERNATIONAL ABSORBENTS INC.



Gordon L. Ellis
Chairman and Chief Executive Officer

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